Exhibit 99.3

ACCIPITER LIFE SCIENCES FUND, LP 666 5th Avenue, 35th Floor New York, New York 10103

March __, 2010

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Re:           Orchid Cellmark Inc.

Dear __________:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Orchid Cellmark Inc. (the “Company”) in connection with the proxy solicitation that Accipiter Life Sciences Fund, LP and its affiliates (collectively, the “Accipiter Group”) is considering undertaking to nominate and elect directors at the Company’s 2010 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Accipiter Group Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter will set forth the terms of our agreement.

The members of the Accipiter Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Accipiter Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Accipiter Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by a member of the Accipiter Group) or material breach of the terms of this agreement; provided further, that this indemnification agreement and all of the Accipiter Group’s obligations hereunder shall not apply to any of your actions or omissions as a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Accipiter Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Accipiter Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Accipiter Group shall not relieve us from any liability which we may have on account of this agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Accipiter Group will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Accipiter Group may not enter into any settlement of Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.  Notwithstanding anything to the contrary set forth in this letter agreement, the Accipiter Group shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without prior written approval by the Accipiter Group.  In addition, you agree not to enter into any settlement of Loss or claim without the written consent of the Accipiter Group, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Accipiter Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Accipiter Group, its affiliates or members of its Schedule 13D group that you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Accipiter Group, its affiliates or members of its Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Accipiter Group so that the Accipiter Group or any member thereof may seek a protective order or other appropriate remedy or, in the Accipiter Group’s sole discretion, waive compliance with the terms of this agreement.  In the event that no such protective order or other remedy is obtained or the Accipiter Group does not waive compliance with the terms of this agreement, you may consult with counsel at the cost of the Accipiter Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Accipiter Group and, upon the request of a representative of the Accipiter Group, all such information shall be returned or, at the Accipiter Group’s option, destroyed by you, with such destruction confirmed by you to the Accipiter Group in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof to the extent that the general application of the laws of another jurisdiction would be required thereby.

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This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

ACCIPITER LIFE SCIENCES FUND, LP

By:	Candens Capital, LLC its general partner

By:
	Name:	Gabe Hoffman
	Title:	Managing Member

ACCEPTED AND AGREED:

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[NOMINEE]